Snackrilege Foods LLC

Profit and Loss
January - August, 2022

	TOTAL
Income	
Commissary Income	25,280.02
Festival Income	2,096.47
Paypal Sales	134.00
Sales Discounts	-6,891.06
Sales of Product Income	358,872.67
Unapplied Cash Payment Income	0.00
Uncategorized Income	0.00
Total Income	**$379,492.10**
Cost of Goods Sold	
Cost of Goods Sold	27,231.75
Delivery	26,237.90
Event Fees	522.78
Food	86,350.72
Merchandise	210.00
Merchant Account Fees	1,890.44
Packaging	21,213.31
Total Cost of Goods Sold	**163,656.90**
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$163,656.90**
GROSS PROFIT	**$215,835.20**
Expenses	
Advertising and Promotion	1,524.60
Automobile Expense	
Fuel	2,563.26
License & Permits	40.00
Mileage	74.80
Parking	62.00
Repairs & Maintenance	1,198.81
Total Automobile Expense	**3,938.87**
Bank Service Charges	95.37
Business Licenses and Permits	682.00
Charitable Contributions	677.00
Contract labor	810.70
Dues and Subscriptions	739.07
Equipment Rental	397.72
Insurance Expense	8,367.94
Interest Expense	895.26
Meals	4,215.49

Snackrilege Foods LLC

Profit and Loss
January - August, 2022

	TOTAL
Payroll Expenses	
PR Processing Fees	2,007.34
Taxes	28,476.57
Wages	91,667.63
Total Payroll Expenses	**122,151.54**
Professional Fees	
Accounting	3,640.00
Total Professional Fees	**3,640.00**
Rent Expense	32,937.95
Repairs and Maintenance	2,610.40
Research & Development	8,245.71
Smallwares	1,022.43
Supplies	
Kitchen	5,349.60
Office	4,327.77
Total Supplies	**9,677.37**
Taxes Paid	7.61
Travel Expense	18,879.26
Uniforms and Laundry	3,930.57
Utilities	6,654.86
Website	585.80
Total Expenses	**$232,687.52**
NET OPERATING INCOME	**$ -16,852.32**
Other Income	
Interest Earned	3.10
Non-Taxable Income	51,505.00
Total Other Income	**$51,508.10**
NET OTHER INCOME	**$51,508.10**
NET INCOME	**$34,655.78**

Snackrilege Foods LLC

Balance Sheet
As of August 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank	0.50
OnPoint Checking 5283-22	10,341.63
OnPoint Kitchen Account	530.50
OnPoint Savings 5283-1	95.29
PayPal	43.65
Stripe Holding	-507.51
Total Bank Accounts	**$10,504.06**
Accounts Receivable	
Accounts Receivable	60,801.95
Total Accounts Receivable	**$60,801.95**
Other Current Assets	
Inventory Asset	0.00
Inventory Food	1,500.00
Security Deposits Asset	3,230.00
Undeposited Funds	2,239.00
Total Other Current Assets	**$6,969.00**
Total Current Assets	**$78,275.01**
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-9,035.00
Food Cart	0.00
Furniture and Equipment	9,035.00
Total Fixed Assets	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
Retainer	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$78,275.01**

Snackrilege Foods LLC

Balance Sheet

As of August 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Bank of America CC 9626	13,225.87
BofA CC 6985	2,999.85
Capital One Credit Card 9672	17,817.48
Discover	2,686.05
Total Credit Cards	**$36,729.25**
Other Current Liabilities	
Payroll Liabilities	
Net Clearing	0.00
Taxes	0.00
Total Payroll Liabilities	**0.00**
Rents Held in Trust	2,108.66
Square Tips	0.00
Total Other Current Liabilities	**$2,108.66**
Total Current Liabilities	**$38,837.91**
Long-Term Liabilities	
EIDL Loan	140,511.00
Loan from New Seasons	12,419.59
Total Long-Term Liabilities	**$152,930.59**
Total Liabilities	**$191,768.50**
Equity	
Opening Balance Equity	30,617.75
R McCallard Draws	-178,767.02
Net Income	34,655.78
Total Equity	**$ -113,493.49**
TOTAL LIABILITIES AND EQUITY	**$78,275.01**

Snackrilege Foods LLC

Statement of Cash Flows
January - August, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	34,655.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-15,749.11
Inventory Asset	0.00
Bank of America CC 9626	13,185.87
BofA CC 6985	2,999.85
Capital One Credit Card 9672	15,119.02
Discover	2,671.09
Payroll Liabilities:Taxes	-26,473.32
Rents Held in Trust	-300.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,546.60**
Net cash provided by operating activities	**$26,109.18**
FINANCING ACTIVITIES	
Loan from New Seasons	-1,530.41
PPP Loan (deleted)	-51,505.00
Opening Balance Equity	27,231.75
R McCallard Draws	-15,404.54
Net cash provided by financing activities	**$ -41,208.20**
NET CASH INCREASE FOR PERIOD	**$ -15,099.02**
Cash at beginning of period	27,842.08
CASH AT END OF PERIOD	**$12,743.06**